EXHIBIT 8.7(i)

                            NON-COMPETITION AGREEMENT


         This NON-COMPETITION AGREEMENT (the "Agreement") is made as of this ____ day of ____________, 1997 by and between PHILIP KIVES ("Shareholder") and PLATINUM ENTERTAINMENT, INC., a Delaware corporation ("Buyer").

         WHEREAS, Concurrently with the execution and delivery of this Agreement, Buyer is purchasing from K-tel International, Inc., a Minnesota corporation (the "Seller") all of the issued and outstanding shares of common stock (the "Shares"), of two of Seller's wholly owned subsidiaries, K-tel International (USA), Inc., a Minnesota corporation (KTI) and Dominion Music, Inc., a Minnesota corporation ("Dominion", together with KTI, the "Subsidiaries") pursuant to the terms and conditions of that certain Purchase and Sale Agreement dated March 3, 1997 (the "Purchase Agreement");

         WHEREAS, the execution and delivery of this Agreement is a condition to the purchase of the Shares by Buyer;

         WHEREAS, Seller is engaged in the business of recording, releasing, licensing, publishing, distributing and otherwise exploiting recorded music products on a worldwide basis (the "Seller's Music Business");

         WHEREAS, pursuant to the Purchase Agreement, Buyer is purchasing and Seller is selling, all of Seller's Music Business, except for the Retained Music Business and the Excluded Assets (the "Business"); and

         WHEREAS, the Shareholder is a principal shareholder and member of the Board of Directors of Seller and has intimate and detailed knowledge of the operations of Seller, the Subsidiaries and the Business.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, the parties agree as follows:

         1. DEFINITIONS. Capitalized terms not expressly defined in this Agreement shall have the meanings ascribed to them in the Purchase Agreement.

         2. ACKNOWLEDGEMENT. Shareholder acknowledges that, as a result of his long-term relationship with and position as a shareholder and board member of Seller, he has developed knowledge about the Business that is special, unique, confidential and of intellectual character and has had access and familiarity with business information which is considered confidential and proprietary by the Subsidiaries and the Business, including, without limitation, projections, prospects, strategic plans, customer lists, contractual terms and conditions and trade secrets (the "Proprietary Information"); which information will become confidential and proprietary information of Buyer upon consummation of the Contemplated Transactions, the value of which would be destroyed by disclosure to anyone other than Buyer or by its use in competition with Buyer.

         3. COVENANTS. In light of the foregoing, as an inducement to, and a requirement of, Buyer to enter into the Purchase Agreement and as additional consideration for the consideration to be paid to Seller under the Purchase Agreement (from which Shareholder is indirectly benefiting), Shareholder is agreeing to the covenants set forth in this Agreement. Shareholder acknowledges that compliance with these covenants will not preclude him from earning a living and supporting his family during the Restricted Period (as defined below). Accordingly, Shareholder hereby agrees as follows:

                  (a) Non-Disclosure Covenants. Shareholder will not, at any time, (whether pursuant to a written agreement or otherwise), and Shareholder will cause his respective Affiliates not to, directly or indirectly, disclose, furnish, make available, or utilize any of the Proprietary Information. Shareholder's obligations under this Section 3(a) with respect to particular Proprietary Information will terminate only at such time (if any) as the Proprietary Information in question becomes generally known to the public other than through a breach of Shareholder's obligations under this Agreement. Notwithstanding the preceding sentence, the term "Proprietary Information" does not include information that is or becomes publicly available through no fault of Shareholder.

                  (b) Non-Competition Covenants. Shareholder will not, and Shareholder will cause his Affiliates not to, during the Restricted Period, anywhere in the world, other than the Retained Territories, Africa and the Middle East (the "Restricted Territory"), directly or indirectly (whether as an owner, partner, shareholder, agent, officer, director, employee, independent contractor, consultant, or otherwise):

                           (i) perform services for, or engage in, the Business
                  in any capacity; or

                           (ii) re-record any compositions contained in any
                  master recordings purchased by Buyer as part of the Business.

                  (c) Non-Solicitation Covenants. For a period of one year after execution hereof, for any reason, Shareholder shall not, and Shareholder shall cause his Affiliates not to, directly or indirectly, as employee, agent, consultant, stockholder, director, co-partner or in any other individual or representative capacity, employ or engage, recruit or solicit for employment or engagement, any person who is or becomes employed by Buyer or the Subsidiaries, or otherwise seek to influence or alter any such person's relationship with Buyer or the Subsidiaries, during such one-year period.

                  (d)      Negative Comment Covenant.

                             (i) Shareholder will not, and Shareholder will
                  cause his Affiliates not to, at anytime, make any statements, whether orally or in writing, which would bring disrepute to Buyer or the Subsidiaries, their products or services, or otherwise hinder the business prospects thereof.

                            (ii) Buyer will not, and Buyer will cause its
                  Affiliates not to, at anytime, make any statements, whether orally or in writing, which would bring disrepute to Shareholder, his products or services, or otherwise hinder the business prospects thereof.

         The term "Restricted Period" shall mean the period commencing on the date hereof and continuing thereafter until three (3) years from the date hereof. Nothing contained in Section 3(a) above shall be construed to prevent Shareholder from investing in the stock of any company which operates in the Business, but only if Shareholder is solely a passive investor and is not involved in any manner in any aspect of the business of said corporation and if Shareholder and his associates (as such term is defined in Regulation 14(A) promulgated under the Securities Exchange Act of 1934, as in effect on the date hereof), collectively, do not own more than an aggregate of two percent (2%) of the capital stock of such corporation.

         Notwithstanding the foregoing or anything else contained in this Agreement, this Agreement shall not prohibit, limit or otherwise restrict (i) the operation or exploitation by Shareholder of the Retained Music Business,
(ii) the realization of the rights provided under the License Agreements entered into pursuant to the Purchase Agreement, provided no breach of the License Agreements by Shareholder or his Affiliates has occurred (iii) operating any Shareholder's direct response business, including the sale of entertainment and music products, (iv) the retail sale of music products originally sold through direct response, (v) the operation of a business which competes with the Business in Canada, and (vi) the exploitation worldwide of the K-Tel UK music catalog.

         4. SCOPE/SEVERABILITY. The parties acknowledge that the businesses of Buyer and the Subsidiaries are and will continue to be worldwide in scope and thus the covenants in Section 3 would be particularly ineffective if the covenants were to be limited to a particular geographic area except that the covenants under Section 3 shall only apply to the Restricted Territory. If any court of competent jurisdiction at any time deems the Restricted Period unreasonably lengthy, or the Restricted Territory unreasonably extensive, or any of the covenants set forth in Section 3 not fully enforceable, the other provisions of Section 3, and this Agreement in general, will nevertheless stand and to the full extent consistent with law continue in full force and effect, and it is the intention and desire of the parties that the court treat any provisions of this Agreement which are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable and that the court enforce them to such extent (for example, that the Restricted Period be deemed to be the longest period permissible by law, but not in excess of the length provided for in Section 3, and the Restricted Territory be deemed to comprise the largest territory permissible by law under the circumstances).

         5. EQUITABLE REMEDIES. Shareholder acknowledges and agrees that the agreements and covenants set forth in this Agreement are reasonable and necessary for the protection of Buyer's business interests, that irreparable injury will result to Buyer if Shareholder or his Affiliates breaches any of the terms of these agreements and covenants, and that in the event of Shareholder's or his Affiliates' actual or threatened breach of any covenant set forth in
Section 3, Buyer will have no adequate remedy at law. Shareholder accordingly agrees that in the event of any actual or threatened breach by him or his Affiliates of such covenant, Buyer will be entitled to immediate injunctive and other equitable relief, without bond and without the necessity of showing actual monetary damages. Nothing in this Agreement will be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that Buyer is able to prove.

         6. INDEPENDENT COVENANTS. Each of the covenants in Section 3 will be construed as independent of any other covenant or provision in Section 3 or in any other part of this Agreement.

         7. REPRESENTATIONS OF SHAREHOLDER. Shareholder represents and warrants to Buyer that he has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform his respective obligations hereunder.

         8. SUCCESSORS AND ASSIGNS. Buyer may assign its rights hereunder without consent of the other party hereto to a purchaser of Buyer whether pursuant to a sale of substantially all of Buyer's assets or stock (by merger or otherwise).

         9. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law principles.

         10. NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any person.

         11. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute a single agreement.

         12. ENTIRE AGREEMENT. This Agreement sets forth the entire understanding of the parties, and supersedes and preempts all prior oral or written understandings and agreements, with respect to the subject matter hereof, except as otherwise expressly set forth in the Purchase Agreement.

         13. TERMINATION. This Agreement may terminate pursuant to the terms of
Section III(A)(4) of that certain License Agreement, dated ______________, by and between the Subsidiaries and K-tel Entertainment, Inc.


         IN WITNESS WHEREOF, Shareholder and Buyer have executed this Agreement as of the date first written above.


                                       PLATINUM ENTERTAINMENT, INC.



                                       By:

Philip Kives                           Its: